Exhibit 99.1

Canada Goose Announces Renewal of Regulatory Relief Regarding Share Repurchase Program

TORONTO, ON (January 27, 2025) – Canada Goose Holdings Inc. (NYSE, TSX:GOOS) (“Canada Goose” or the “Company”) today announced that it obtained exemptive relief from the Ontario Securities Commission (“OSC”) which permits the Company to purchase up to 10% of the “public float” (within the meaning of the rules of the Toronto Stock Exchange (the “TSX”)) of its subordinate voting shares (the “Shares”) through the New York Stock Exchange and other U.S.-based trading systems (collectively, the “U.S. Markets”) as part of the Company’s normal course issuer bid announced on November 19, 2024 (the “Current Bid”). Absent the exemptive relief, purchases under the Current Bid on the U.S. Markets would be limited to a maximum of 5% of its outstanding Shares at the beginning of any 12-month period.

The Current Bid provides for the purchase for cancellation of up to 4,556,841 Shares over the twelve-month period commencing on November 22, 2024 and ending no later than November 21, 2025. This represents approximately 10% of the 45,568,419 Shares comprising the public float of the Company determined in accordance with TSX requirements as at November 8, 2024. As at November 8, 2024, there were 45,800,210 subordinate voting shares issued and outstanding. Purchases made in reliance on the exemptive relief as part of normal course issuer bids, including the Current Bid, will be made at market price in accordance with applicable securities laws and the terms of the exemptive relief.

The exemptive relief is valid for a period of 36 months from the date of issuance and applies to the Current Bid and any subsequent normal course issuer bid in effect until such time, subject to the terms of the exemptive relief. It is conditional upon, among other things, purchases being made in compliance with applicable U.S. rules governing share repurchases and Part 6 (Order Protection) of National Instrument 23-101 Trading Rules and at a price not higher than market price at the time of purchase. The aggregate number of Shares purchased on any exchange or market may not exceed 10% of the public float, as specified in Canada Goose’s notice accepted by the TSX in respect of the relevant normal course issuer bid, including the Current Bid. A similar exemptive relief had previously been granted to the Company by the OSC on January 25, 2022, for a period of 36 months from its issuance.

A copy of the decision from the OSC has been filed under Canada Goose’s SEDAR+ profile at www.sedarplus.ca.

About Canada Goose

Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements relating to normal course issuer bids, including the Current Bid, and the intended purchase for cancellation of Shares thereunder. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and their evolution and are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our interim and annual Management’s Discussion and Analysis (“MD&A”) as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2024. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Investors: ir@canadagoose.com

Media: media@canadagoose.com